EXHIBIT 99.1


To Our Shareholders:

                  The combination of higher raw material costs, increases in administrative expenses and generally lower volumes adversely impacted our results for the current quarter and for the year to date.

         Within the fastener segment, revenues increased less than 1%, from $8,391,416 in the second quarter of 2004 to $8,444,808 in the second quarter of 2005. However, that improvement reflects the sale of product with higher unit prices, which partially offset a decline in units sold. It also includes the recovery of a portion of higher raw material costs that were incurred in the second quarter of 2005. Second quarter revenues, excluding the recovery of raw material price increases, were 2.9% lower than in the second quarter of 2004. Gross margins declined approximately $698,000 compared to the second quarter of 2004. A change in product mix that favored product with higher material content caused material costs to increase approximately $200,000 compared to the second quarter of 2004. Material prices remained much higher than during the second quarter of 2004 and market conditions were such that we had to absorb approximately $67,000 of the increase in material prices. Other factors that adversely impacted margins during the second quarter included an increase in expenditures for perishable tooling of $159,000 and a $40,000 increase in repairs and maintenance expense. These increases were more a result of timing as the year to date change in these items is not significant. In addition, outside processing costs increased by $127,000 in connection with the introduction of new parts. The balance of the decline in gross margin is primarily the result of lower volume.

         For the first six months, fastener segment revenues increased by less than 1%. That change includes the pass through of a portion of higher costs for raw materials. Excluding the material cost recovery, net sales declined by approximately 3.9% in the current year. Gross margins for the first six months of 2005 declined $1,084,000 compared to the first half of 2004. Higher material costs account for $871,000 of this change. Factors affecting material costs include unrecovered material cost increases of $370,000, increases in outside processing (related to a change in product mix) of $219,000, and higher material content, related to a change in product mix, of approximately $282,000. The remainder of the change in gross margin was primarily a factor of lower unit volumes.

         Revenues within the assembly equipment segment declined $226,556, or 12.3%, in the second quarter of 2005 compared to the second quarter of 2004, as demand for our products in this segment continues to show weakness. Gross margins for this segment declined approximately $115,000, almost entirely due to the reduction in volumes. For the first six months, revenues in this segment declined approximately $399,000, or 10.6%, compared to the first six months of 2004. Although we were able to reduce elements of manufacturing costs consistent with this decline in activity, the decline in volume resulted in a reduction of first half gross margins of $149,000 when comparing 2005 to 2004.

         Selling and administrative expenses for the second quarter of 2005 were approximately $23,000 higher than during the second quarter of 2004. Major factors contributing to this change include increases in professional services of $95,000 primarily related to compliance with the Sarbanes-Oxley Act of 2002 and legal fees of $34,000 in connection with ongoing litigation and other matters. These increases were partially offset by a reduction of $78,000 in profit sharing expense and smaller, net reductions in a variety of other expenses. On a year to date basis, selling and administrative expenses increased $176,000 compared to the first six months of 2004. Factors contributing to this increase include $234,000, primarily related to Sarbanes-Oxley Act of 2002 compliance; $120,000 in legal fees incurred in connection with ongoing litigation and other matters; and $44,000 in higher salaries and wages. These higher costs were partially offset by reductions in profit sharing expense of $141,000; a $57,000 reduction in the Michigan single business tax and lower depreciation of $30,000.

         This has been a very difficult year. Demand for our products continues to be weak. Many of our customers are subject to foreign competition and have responded by turning to foreign sources for product or by outsourcing their operations to lower cost countries. As a result, the available market for our products is reduced and competition for available market share increases. Past efforts to solicit profitable business from both new and existing customers have not been as successful as we expected. In July, we implemented changes to strengthen our sales efforts and we believe this will yield positive results in the future. While raw material costs have begun to recede to a limited extent, we expect that the market will dictate that these savings be passed on to our customers. As volumes have fallen, it has become increasingly difficult to make matching, incremental changes in our operating levels. We will continue to make adjustments to our staffing levels in response to changing market conditions, subject to limitations that would affect our ability to adequately meet customer's service expectations. Costs associated with Sarbanes-Oxley compliance declined somewhat more than expected during the second quarter as the compliance deadline was extended, but we still expect to incur significant costs related to compliance in the third quarter. We also expect legal expenses will continue to be higher

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
than usual during the coming months. Increasing revenue and controlling costs continue to be critical to our future success, and we remain focused on making progress in both of these critical areas.




                              Respectfully yours,


                    John A. Morrissey    John C. Osterman
                      Chairman               President


August 12, 2005

 The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30

                                            SECOND QUARTER                  FIRST SIX MONTHS
                                     -----------------------------    ------------------------------
                                         2005             2004           2005              2004
                                     ------------     ------------    ------------     -------------
Net sales and lease revenue          $ 10,064,392     $ 10,237,556    $ 20,147,254     $ 20,406,520

Income (loss) before income taxes        (229,487)         588,276        (345,252)       1,031,264

Net income (loss)                        (152,487)         386,276        (229,252)         677,264

Net income (loss) per share                  (.16)             .40            (.24)             .70

Average shares outstanding                966,132          966,132         966,132          966,132

------------
                     (All figures subject to year-end audit)

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